Filed Pursuant to Rule 433

Dated August 21, 2012

Registration Statement No. 333-179867

Relating to Preliminary Prospectus Supplement

dated August 21, 2012 to

Prospectus dated March 2, 2012

5 3/4% Senior Notes due 2042

Issuer:	American Financial Group, Inc.

Ratings*:	Baa2 (Pos) (Moody’s) / BBB+ (Stable) (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Par Amount:	$25.00

Size:	$125,000,000

Trade Date:	August 21, 2012

Settlement Date:	August 24, 2012 (T+3)

Maturity Date:	August 25, 2042

Coupon:	5 3/4%

Optional Redemption:	We may at our option redeem the notes in whole or in part on or after August 25, 2017 at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption

Interest Payment Dates:	February 25, May 25, August 25 and November 25 of each year, commencing on November 25, 2012

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFA

Price to Public:	100.00%

Purchase Price:	97.02%

Net Proceeds (before expenses):	$121,273,525

Underwriting Discounts & Commissions:	3.150% for retail orders ($3,359,475 total)

2.000% for institutional orders ($367,000 total)

CUSIP / ISIN:	025932500 / US0259325001

Other Relationships:	Affiliates of J.P. Morgan Securities LLC, PNC Capital Markets LLC and US Bancorp Investments, Inc. serve as joint book-running manager, co-managers and lenders on our revolving credit facility. U.S. Bank National Association, an affiliate of US Bancorp Investments, Inc., and a lender on our revolving credit facility, is serving as the trustee under the indenture.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc.

PNC Capital Markets LLC

Raymond James & Associates, Inc.

Co-Managers:	Keefe, Bruyette & Woods, Inc.

Macquarie Capital (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, UBS Securities LLC toll–free at (877) 827-6444, ext. 561-3884 or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.

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